

September 27, 2012

Via E-mail
Mr. John Scanlon
Chief Financial Officer
Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, VA 20151

> **Re:** **Intersections Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2012 and June 30, 2012**
> **Filed May 10, 2012 and August 9, 2012**
> **File No. 000-50580**

Dear Mr. Scanlon:

We have reviewed your letter dated September 19, 2012 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 22, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

1.   You state in your response to prior comment 1 that revenue associated with Bank of America is already effectively disclosed each quarter since you routinely report both your revenue and the percentage of revenue attributable to Bank of America. Please refer us to the specific disclosures in your fiscal 2012 Forms 10-Q where you provided this information. To the extent that this information was not provided, tell us your

consideration to disclose the amount of revenue generated from existing customers obtained through the direct marketing arrangements that Bank of America has since ceased and when these existing subscriptions are expected to expire.   It would seem that such information would provide investors with a better understanding as to the potential future impact of the cessation of the Bank of America marketing arrangements. In addition, please tell us the current status of your discussions with Bank of America with regards to the terms and conditions governing your ability to continue to service existing subscribers.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief